EXHIBIT 99.1

GLOBAL AMENDMENT

This Global Amendment (this “Amendment”) is entered into as of June 18, 2025, by and between STREETERVILLE CAPITAL, LLC, a Utah limited liability company (“Investor”), and CN ENERGY GROUP. INC., a British Virgin Islands company (“Company”). Capitalized terms used in this Amendment without definition shall have the meanings given to them in the Purchase Agreement.

A. Company previously sold and issued to Investor that certain Pre-Paid Purchase #1 in the aggregate purchase amount of $3,230,000.00 (the “Initial Pre-Paid Purchase”) pursuant to that certain Securities Purchase Agreement dated April 4, 2025 by and between Investor and Company (the “Purchase Agreement,” and together with the Initial Pre-Paid Purchase and all other documents entered into in conjunction therewith, the “Transaction Documents”).

B. Investor and Company have agreed, subject to the terms, amendments, conditions and understandings expressed in this Amendment, to amend the Transaction Documents.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the parties hereto acknowledges and agrees that the recitals set forth above in this Amendment are true and accurate and are hereby incorporated into and made a part of this Amendment.

2. Amendment to Section 11 of Purchase Agreement. Section 11 of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“So long as any Pre-Paid Purchase is outstanding, upon any issuance by Company of any debt security (including Pre-Paid Purchases issued after the Initial Pre-Paid Purchase) with any term or condition more favorable to the holder of such security or with a term in favor of the holder of such debt security that was not similarly provided to Investor in the Transaction Documents, then Company shall notify Investor of such additional or more favorable term and such term, at Investor’s option, shall become a part of the Transaction Documents for the benefit of Investor. Additionally, if Company fails to notify Investor of any such additional or more favorable term, but Investor becomes aware that Company has granted such a term to any third party, Investor may notify Company of such additional or more favorable term and such term shall become a part of the Transaction Documents retroactive to the date on which such term was granted to the applicable third party. The types of terms contained in another security that may be more favorable to the holder of such security include, but are not limited to, terms addressing fixed purchase prices, conversion discounts, conversion lookback periods, interest rates, original issue discounts, stock sale prices, warrant coverage, warrant exercise prices, and anti-dilution/conversion and exercise price resets. Notwithstanding the foregoing, this Section shall not apply to floor prices.”

3. Amendment to Definition of Floor Price. The definition of the term “Floor Price” in Section A6 of Attachment 1 to the Initial Pre-Paid Purchase shall be deleted in its entirety and replaced with the following:

“Floor Price” means $0.626.”

4. Subsequent Pre-Paid Purchases. In no event will the Floor Price of any subsequent Pre-Paid Purchase issued after the Initial Pre-Paid Purchase be less than $0.626.

5. Amendment to Filing Deadline for Registration Statement.

(a) The first sentence of Section 5.1 of the Purchase Agreement is hereby amended and restated to read as follows:

Company will file, in accordance with the provisions of the 1933 Act and the rules and regulations thereunder, with the SEC, by June 30, 2025, a registration statement on Form F-3 (the “Initial Registration Statement”) registering a number of Ordinary Shares equal to the Commitment Amount divided by the Floor Price (as defined in the Initial Pre-Paid Purchase) for the resale of the Commitment Shares, Purchase Shares, and any other Ordinary Shares issuable pursuant to this Agreement, including a base prospectus, with respect to the issuance and sale of securities by Company, including Ordinary Shares, which contains, among other things a Plan of Distribution section disclosing the methods by which Company may sell the Ordinary Shares.

(b) The first sentence of Section 2(a) under the Registration Rights Agreement (as defined in the Purchase Agreement) is hereby amended and restated to read as follows:

The Company shall file with the SEC an initial Registration Statement by June 30, 2025 covering a number of Ordinary Shares equal to the Commitment Amount (as defined in the Purchase Agreement) divided by the Floor Price (as defined in Pre-Paid Purchase #1) as Registrable Securities (the Initial Registration Statement”) so as to permit the resale of such Registrable Securities by the Investor, including but not limited to under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices).

(c) Section 1.3 of Pre-Paid Purchase #1 (Exhibit A to the Purchase Agreement) is hereby amended and restated to read as follows:

In the event the Initial Registration Statement (as defined in the Purchase Agreement) has not been declared effective by the SEC (as defined in the Purchase Agreement) within 115 days of the Effective Date, then the Outstanding Balance will automatically increase by two (2%) on such 115th day and continue to increase by two percent (2%) for each thirty (30) days that the Initial Registration Statement is not declared effective, up to a maximum increase of 12%.

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6. Representations and Warranties. In order to induce Investor to enter into this Amendment, Company, for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees as follows:

(a) Company has full power and authority to enter into this Amendment and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action. No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Amendment or the performance of any of the obligations of Company hereunder.

(b) There is no fact known to Company or which should be known to Company which Company has not disclosed to Investor on or prior to the date of this Amendment which would or could materially and adversely affect the understanding of Investor expressed in this Amendment or any representation, warranty, or recital contained in this Amendment.

(c) Except as expressly set forth in this Amendment, Company acknowledges and agrees that neither the execution and delivery of this Amendment nor any of the terms, provisions, covenants, or agreements contained in this Amendment shall in any manner release, impair, lessen, modify, waive, or otherwise affect the liability and obligations of Company under the Transaction Documents.

(d) Company has no defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action of any kind or nature whatsoever against Investor, directly or indirectly, arising out of, based upon, or in any manner connected with, the transactions contemplated hereby, whether known or unknown, which occurred, existed, was taken, permitted, or begun prior to the execution of this Amendment and occurred, existed, was taken, permitted or begun in accordance with, pursuant to, or by virtue of any of the terms or conditions of the Transaction Documents. To the extent any such defenses, affirmative or otherwise, rights of setoff, rights of recoupment, claims, counterclaims, actions or causes of action exist or existed, such defenses, rights, claims, counterclaims, actions and causes of action are hereby waived, discharged and released. Company hereby acknowledges and agrees that the execution of this Amendment by Investor shall not constitute an acknowledgment of or admission by Investor of the existence of any claims or of liability for any matter or precedent upon which any claim or liability may be asserted.

(e) Company represents and warrants that as of the date hereof no Events of Default or other material breaches exist under the Transaction Documents (as amended hereunder) or have occurred prior to the date hereof.

7. Certain Acknowledgments. Each of the parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Investor to Company in connection with this Amendment.

8. Other Terms Unchanged. The Initial Pre-Paid Purchase, as amended by this Amendment, remains and continues in full force and effect, constitutes legal, valid, and binding obligations of each of the parties, and is in all respects agreed to, ratified, and confirmed. Any reference to the Initial Pre-Paid Purchase after the date of this Amendment is deemed to be a reference to the Initial Pre-Paid Purchase as amended by this Amendment. If there is a conflict between the terms of this Amendment and the Initial Pre-Paid Purchase, the terms of this Amendment shall control. No forbearance or waiver may be implied by this Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Investor under the Initial Pre-Paid Purchase, as in effect prior to the date hereof. For the avoidance of doubt, this Amendment shall be subject to the governing law, venue, and Arbitration Provisions, as set forth in the Initial Pre-Paid Purchase.

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9. No Reliance. Company acknowledges and agrees that neither Investor nor any of its officers, directors, members, managers, equity holders, representatives or agents has made any representations or warranties to Company or any of its agents, representatives, officers, directors, or employees except as expressly set forth in this Amendment and the Transaction Documents and, in making its decision to enter into the transactions contemplated by this Amendment, Company is not relying on any representation, warranty, covenant or promise of Investor or its officers, directors, members, managers, equity holders, agents or representatives other than as set forth in this Amendment.

10. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. The parties hereto confirm that any electronic copy of another party’s executed counterpart of this Amendment (or such party’s signature page thereof) will be deemed to be an executed original thereof.

11. Further Assurances. Each party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

INVESTOR: STREETERVILLE CAPITAL, LLC

By:	/s/ John M. Fife
John M. Fife, President

COMPANY: CN ENERGY GROUP. INC.

By:	/s/ Wenhua Liu
Wenhua Liu, Interim Chief Executive Officer

[Signature Page to Global Amendment]